March 15, 2019

R. Blake Chatelain
President and Chief Executive Officer
Red River Bancshares, Inc.
1412 Centre Court Drive, Suite 402
Alexandria, LA 71301

       Re: Red River Bancshares, Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted on March 8, 2019
           CIK No. 0001071236

Dear Mr. Chatelain:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on March 8, 2019

Index to Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. Please revise the fourth sentence of the basis for opinion paragraph to state that the public accounting firm is required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the
       Securities and Exchange Commission and the PCAOB. Refer to paragraph ..09g of AS
       3101, The Auditor's Report on an Audit of Financial Statements When the Auditor
       Expresses an Unqualified Opinion.
 R. Blake Chatelain
Red River Bancshares, Inc.
March 15, 2019
Page 2
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 11. Stock-Based Compensation Plans
Restricted Stock Awards, page F-31

2. Please expand the note to provide the disclosures required by ASC 718-10-50-2 for restricted stock awards, as applicable.
        You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or John P. Nolan,
Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff
Attorney, at (202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                          Sincerely,
FirstName LastNameR. Blake Chatelain
                                                          Division of
Corporation Finance
Comapany NameRed River Bancshares, Inc.
                                                          Office of Financial
Services
March 15, 2019 Page 2
cc:       Lowell W. Harrison, Esq.
FirstName LastName